

August 9, 2010

David C. Habiger
President and Chief Executive Officer
Sonic Solutions
7250 Redwood Blvd., Suite 300
Novato, California 94945

> **Re: Sonic Solutions**
> **Registration Statement on Form S-4**
> **Filed July 13, 2010**
> **File No. 333-168076**

Dear Mr. Habiger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that pending comments relating to our review of the DivX, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 must be resolved before we can act favorably upon a request for acceleration of the Form S-4.

2. It appears that the merger with DivX will occur in two steps before final completion of the merger, whereby DivX will first merge with Siracusa Merger Corporation—a newly formed, wholly owned subsidiary of Sonic—with DivX becoming a wholly owned subsidiary of Sonic. Immediately thereafter, DivX will merge with Siracusa Merger LLC, another newly formed, wholly owned subsidiary of Sonic—with Siracusa Merger LLC as the surviving entity and immediately changing its name to DivX LLC. Please tell us and briefly explain in an appropriate location of the document the tax or other reasons for structuring the merger in this manner.

3.   Please ensure that you file forms of proxy for Sonic Solutions and DivX that comply with the requirements of Rule 14a-4(a) and Rule 14a-6(e)(1).

The Merger

Opinion of Financial Advisor to the Sonic Board of Directors, page 44

4.   We note on page 51 that Sonic has agreed to pay Jefferies & Company, Inc. a customary fee for its services upon delivery of Jefferies' fairness opinion. Please disclose the compensation paid. In addition, tell us whether Sonic and Jeffries currently have an agreement or understanding with regard to an ongoing or future material relationship. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Opinion of DivX's Financial Advisor, page 51

5.   We note on page 56 that DivX has agreed to pay Oppenheimer an aggregate fee, a portion of which is contingent upon consummation of the merger. Please tell us what portion of the fee is contingent upon consummation of the merger. To the extent the contingent amount is material, please disclose the amount in your document. In addition, please tell us whether DivX has had a material relationship with Oppenheimer in the past two years.

The Merger Agreement, page 71

6.   We note your inclusion of a disclaimer regarding the limited purpose and investor use of the information in the merger agreement, which has been filed as part of your registration statement. Please tell us how you determined that disclaimers such as these are consistent with your disclosure obligations or amend your disclosure as appropriate.

Where You Can Find More Information

Sonic SEC Filings, page 160

7.   Please revise this section to specifically incorporate by reference the Forms 8-K filed by Sonic Solutions on July 28 and August 4, 2010, the 10-K/A filed July 26, 2010, the Form 10-Q filed August 6, 2010 and any other periodic reports "filed" prior to effectiveness. Refer to Part I.B of Form S-4.

DivX SEC Filings, page 160

8.   Please revise this section to specifically incorporate by reference the Form 8-K/A filed by DivX on February 24, 2010, the Forms 8-K filed on April 1, April 3, and March 1, 2010, the Form 10-Q filed August 9, 2010 and any other periodic reports "filed" prior to effectiveness.

Item 22. Undertakings, page II-2

9.   Please include the undertakings required by Item 512(a)(5)(i) or (ii), as applicable, as well as Item 512(a)(6) of Regulation S-K.

Signatures, page II-4

10.   Please ensure that your signatures conform to the requirements of Form S-4. In this regard, we note that you have not identified your controller or principal accounting officer. Refer to the Instructions for Signatures of Form S-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3457. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (212) 468-7900
        James R. Tanenbaum, Esq.
        Morrison & Foerster LLP